

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via Email
Christine M. Day
Chief Executive Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia
Canada V6J1C7

     Re: lululemon athletica inc.
             Preliminary Schedule 14A
             Filed March 28, 2011
             File No. 001-33608

Dear Ms. Day:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   Please amend your filing to include a form of proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

    Sincerely,

    /s/ James Lopez (for)

    John Reynolds
    Assistant Director